SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

SUMMARY OF RESOLUTIONS TAKEN AT THE COMPANHIA SIDERÚRGICA NACIONAL’S ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 30, 2013

The following resolutions were taken:

(i)    Approval of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2012, as released on March 28, 2013 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on April 25, 2013 in the Valor Econômico newspaper (page 1 to 16) and  in the Official Gazette of the State of São Paulo (pages 1 to 17).

(ii)   Approval of the management proposal for the full absorption of the loss verified in the fiscal year ended on 12/31/2012 at the amount of R$420,113,150.41 (four hundred twenty million, one hundred thirteen thousand, one hundred fifty reais and forty-one cents) by existing profit reserves, in compliance with the provisions of the single paragraph of article 189 of Law 6404/76.

(iii)  Ratification of the accounting reclassification from the comprehensive income account to the accumulated losses/retained earnings of actuarial loss at the amount of R$128,419,154.57 (one hundred twenty-eight million, four hundred nineteen thousand, one hundred fifty-four reais and fifty-seven cents), in light of the accounting rulings – CPC 33 – Employee Benefits and IAS 19 - Employee Benefits – issued by the Brazilian Accounting Pronouncements Committee (CPC) and by the International Accounting Standards Board (IASB), which will be absorbed by the profit reserve account.

(iv)  Ratification of (i) the payment of Interest on Equity at the amount of R$560,000,000.00 (five hundred sixty million reais) from the profit reserve account, corresponding to the gross amount of R$0.384095 per share, approved at the Board of Directors’ meeting held on March 28, 2013, of which R$123,000,000.00 (one hundred twenty-three million reais) have already been effectively paid as of April 25, 2013 and the remaining amount will be paid on dates to be defined by the Board of Directors; and (ii) the payment of dividends  from the profit reserve account – working capital, at the amount of R$ 300,000,000.00 (three hundred million reais), corresponding to R$0.20576 per share, approved at the Board of Directors’ meeting held on December 26, 2012.

(v)   Election of the following Board of Directors’ members: Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Yoshiaki Nakano, Aloysio Meirelles de Miranda Filho and Antonio Bernardo Vieira Maia, all of them with term of office expiring on the 2014 Annual Shareholders’ Meeting.

(vi) Approval of the Management’s annual global compensation at a maximum of R$74,500,000.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.